EXHIBIT 21.1

LIST OF SUBSIDIARIES

Blue Sphere Corporation has the following subsidiaries:

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Ownership

Eastern Sphere, Ltd.	Israel	100%

Charlottesphere LLC	Delaware	100%

Tipping LLC	Delaware	100%

Puresphere Ltd.	Israel	50%

Puresphere Ghana Ltd.	Ghana	50%